EXHIBIT 10.30


                                   MEMORANDUM



Date:             03/07/02

To:               DONALD A. BUCK AND Brian P. Burns

From:             Stuart Aronoff

RE:               Term Sheet - Proposed Compensation Program

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         Based on the telephone conversation I had with Tom Gray yesterday I have revised the below outlined term sheet for your review.



     1. DEVCO will receive a fee of 5% of the sales prices as shown on the settlement statements upon the closing of all product categories (SF, Villa, TH, MF and Commercial) closed between 1/1/02 and the last of each product category closed in Meadow Pointe.

     2. In addition, DEVCO will receive a $100,000 completion bonus for each of the following product categories if closed by 12/31/04. If earned, the bonus will be paid when the last of each product category is closed, but in all events no later than 12/31/04:

                  a.       Category One - SF, Villa, TH
                  b.       Category Two - MF or Converted TH
                  c.       Category Three - Commercial tracts 2, 8, 9


      3. If the MF product category (Parcel 14-3) referred to herein as Category Two is converted to TH, then the $100,000 completion bonus for the converted TH lots will be measured from 2 1/2 years from the date of the receipt of all development approvals necessary to commence construction of the converted TH lots. The parties will confirm in writing the applicable 2 1/2 year period upon issuance of the last of such development approvals.


       4. Provided that DEVCO proceeds with the completion of Meadow Pointe as heretofore, DEVCO will receive an advance against the compensation arrangement set forth in Paragraph 1 to 3 above, in the amount of $25,000 per month from 3/1/02 through 12/31/03. Devco having received the monthly advance payments for January and February 2002. Correspondingly, and effective 1/1/02, DEVCO shall not be entitled to any fees or expenses from BFEN or TCDC, or their respective subsidiaries, or from Meadow Pointe Community Development District or Meadow Pointe II Community Development District (collectively, the CDD's). DEVCO will also terminate its management agreements with the CDD's promptly after the formal agreement embodying this revised compensation program becomes effective; provided, however, that the elimination of all such fees and expenses shall not apply to routine payments by the CDD's for operations and maintenance costs such as recreation facilities management fees, etc. Any money previously paid to DEVCO for management fees and expenses since 1/1/02 in excess of the monthly advance payments (which access amount is approximately $53,000) by either the CDD's, BFEN, TCDC or their subsidiaries will be credited against the last approximately two (2) months of advances. The parties will confirm the amount of such advances upon execution of the formal agreement. DEVCO represents as of March 6, 2002 the advance account is approximately $53,000.

        5. TCDC retains complete control of all pricing and sales decisions based on reasonable market values on all three categories set forth above.


         If the foregoing correctly sets forth the understanding between us, please sign below in the place indicated and fax return. A formal agreement embodying this revised compensation program will then be prepared promptly.

         Read and understood this 7th day of March 2002.



         DEVCO II CORPORATION

         /s/ Donald A. Buck
         --------------------------

         Donald A. Buck

         President



          Read and understood this 7th day of March 2002.



         TROUT CREEK DEVELOPMENT CORPORATION

         /s/ Brian P. Burns
         ---------------------------

         Brian P. Burns

         Chairman

          cc:     Tom Gray

                  Lewis Crippen, Esq.